UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
WASHINGTON, D.C. 20549	Expires: December 31, 2005
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

STEINER LEISURE LIMITED
(Name of Issuer)

COMMON SHARES, PAR VALUE (U.S.) $0.01 PER SHARE
(Title of Class of Securities)

P8744Y 10 2
(CUSIP Number)

CLIVE E. WARSHAW
SUITE 104A
SAFFREY SQUARE
NASSAU, THE BAHAMAS

with a copy to:

ROBERT C. BOEHM
SENIOR VICE PRESIDENT AND GENERAL COUNSEL
STEINER MANAGEMENT SERVICES LLC
770 SOUTH DIXIE HIGHWAY - SUITE 200
CORAL GABLES, FLORIDA 33146
(305) 358-9002
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

AUGUST 18, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. P8744Y 10 2
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1.  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
   Clive E. Warshaw

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
   Not applicable.
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               [ ]
   IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
   United Kingdom
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Number of Shares Beneficially Owned by Each Reporting Person With

7.  SOLE VOTING POWER
   2,212,726*

8.  SHARED VOTING POWER
   0

9.  SOLE DISPOSITIVE POWER
  2,212,726*

10.  SHARED DISPOSITIVE POWER
   0

 (*) The beneficial ownership reported herein for the Reporting Person includes 292,366 shares issuable upon exercise of currently exercisable options granted under the issuer's Amended and Restated 1996
Share Option and Incentive Plan (the "Option Plan").

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,212,726*
 (*) The beneficial ownership reported herein for the Reporting Person includes 292,366 shares issuable upon exercise of currently exercisable options granted under the Option Plan.
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN    SHARES (SEE INSTRUCTIONS) [x]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   12.8%.
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14.  TYPE OF REPORTING PERSON
   IN
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INTRODUCTORY NOTE

This Amendment No. 8 to Schedule 13D amends the Initial Statement on Schedule 13D of Clive E. Warshaw (the "Reporting Person"), dated September 22, 1997, as amended by Amendment No. 1, dated May 31, 1998, Amendment No. 2, dated September 15, 1998, Amendment No. 3, dated November 4, 1998, Amendment No. 4 dated March 1, 1999, Amendment No. 5 dated March 30, 1999, Amendment No. 6 dated January 21, 2004 and Amendment No. 7 dated May 11, 2004 (as so amended, the "Amended 13D"), to reflect sales by the Reporting Person of common shares, $0.01 par value per share (the "Common Shares"), of Steiner Leisure Limited (the "Company") pursuant to a sales plan dated March 15, 2004 (the "2004 Sales Plan") established by the Reporting Person under Rule 10b5-1(c) under the Act, as amended, and certain other information. Except as set forth below, no amendment is being made hereby to the Amended 13D.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person made the sales of Common Shares disclosed in Item 5(c) for estate planning purposes and to provide for personal asset liquidity. The 2004 Sales Plan commenced on May 4, 2004. The Reporting Person currently intends to continue to sell additional Common Shares until May 2, 2005 under the 2004 Sales Plan and is likely to adopt a plan or plans similar to the 2004 Sales Plan or otherwise continue to sell Common Shares thereafter in volume that may or may not vary from the 2004 Sales Plan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b). As of August 18, 2004, the Reporting Person, the Chairman of the Board of the Company beneficially owned and had sole voting and dispositive power with respect to 2,212,726 Common Shares, representing 12.8% of the outstanding Common Shares. That amount includes 292,366 Common Shares issuable upon exercise of options owned by the Reporting Person which options are currently exercisable. That amount excludes 96,545 Common Shares issuable upon exercise of options owned by Michèle Steiner Warshaw, a director of the Company, an officer of a subsidiary of the Company and the wife of the Reporting Person, which options are currently exercisable, and as to which the Reporting Person disclaims beneficial ownership.

Item 5(c). During the 60 day period prior to the date of this Schedule 13D, the Reporting Person sold 90,000 of the Common Shares in open market transactions pursuant to the 2004 Sales Plan, as set forth below. The 2004 Sales Plan is described under Item 6.

Transaction Type	Transaction Date	Quantity	Price ($)

Sale	22-Jun-04	5,000	20.44
Sale	23-Jun-04	5,000	20.11
Sale	29-Jun-04	5,000	21
Sale	30-Jun-04	5,000	21.42
Sale	6-Jul-04	5,000	21.42
Sale	7-Jul-04	5,000	21.45
Sale	13-Jul-04	5,000	24.16
Sale	14-Jul-04	5,000	23.73
Sale	20-Jul-04	5,000	23.59
Sale	21-Jul-04	5,000	23.31
Sale	27-Jul-04	5,000	23.07
Sale	28-Jul-04	5,000	23.32
Sale	3-Aug-04	5,000	23.9
Sale	4-Aug-04	5,000	23.29
Sale	10-Aug-04	5,000	23.29
Sale	11-Aug-2004	5,000	23.28
Sale	17-Aug-2004	5,000	22.98
Sale	18-Aug-2004	5,000	22.69

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The 2004 Sales Plan is reflected in a document dated March 15, 2004 and executed by the Reporting Person and Goldman Sachs & Co., providing for sales of up to 10,000 Common Shares per week, up to a total of 520,000 Common Shares, commencing May 4, 2004 until and including May 2, 2005 and requiring as a condition to each sale a minimum sales price per share of $15.00 per share. Through the date hereof, the Reporting Person has sold a total of 160,000 Common Shares under the 2004 Sales Plan. A copy of the 2004 Sales Plan is attached as an exhibit to Amendment No. 7 to Schedule 13D filed by the Reporting Person on May 13, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2004

Signature: /s/ Clive E. Warshaw

Name/Title: Clive E. Warshaw, Chairman